Green Stream Holdings Inc.

16620 Marquez Ave

Pacific Palisades, CA 90272

February 27, 2020

VIA EDGAR

Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Attn: Jim Lopez and Peter McPhun

Re:	Green Stream Holdings Inc.
Withdrawal of Qualification Request
File No. 024-11086

Dear Sir/Madam:

Please be advised that Green Stream Holdings Inc. hereby withdraws its request for qualification filed on February 26, 2020.

Very truly yours,

/s/ Madeline Cammarata
Madeline Cammarata
President